Ellen Needham SSGA Funds Management, Inc. 1 Lincoln Street 22nd Floor Boston, MA 02111 United States

October 27, 2015

SSGA Active Trust (the “Trust”)

One Lincoln Street

Boston, MA 02111

Re: Fee Reduction

Dear Ladies and Gentlemen:

This is to inform you that SSGA Funds Management, Inc. (“SSGA FM”) hereby agrees to reduce to zero the fee that is payable to SSGA FM under the Investment Advisory Agreement dated April 25, 2012, by and between SSGA FM and the Trust with respect to its series State Street Clarion Global Infrastructure & MLP Portfolio (the “Agreement”) until the later of April 30, 2017 or such time as the shares of the State Street Clarion Global Infrastructure & MLP Portfolio cease to be the only investment security held by the State Street Clarion Global Infrastructure & MLP Fund, a series of State Street Institutional Investment Trust. This letter does not alter any provision of that Agreement or affect any other series of the Trust.

This letter agreement may be terminated by SSGA FM only with the approval of the Board of Trustees of the Trust and shall automatically renew each October 1st for successive annual periods expiring on April 30th, unless SSGA FM provides notice to the Fund of its intent not to renew at least ten (10) business days prior to October 1st.

Sincerely,

SSGA Funds Management, Inc.

By:	/s/ Ellen M. Needham
Name:	Ellen M. Needham
Title:	President

Acknowledged and agreed to as of the date first set forth above

SSGA Active Trust

By:	/s/ Chad C. Hallett
Name:	Chad C. Hallett
Title:	Treasurer